Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
Saskatchewan
All amounts in Canadian dollars		Canada
unless specified otherwise

Cameco and Brookfield establish transformational partnership with United States

Government to accelerate deployment of Westinghouse nuclear reactors

October 28, 2025

Cameco Corporation (TSX: CCO; NYSE: CCJ) today announced that it, along with Brookfield Asset Management (Brookfield), has entered into a binding term sheet with the United States Department of Commerce (US Government) to establish a strategic partnership, which is expected to accelerate the global deployment of Westinghouse Electric Company’s (Westinghouse) nuclear reactor technologies and reinvigorate supply chains and the nuclear power industrial base in the US and abroad.

The agreement provides for the US Government to arrange financing and facilitate the permitting and approvals for new Westinghouse nuclear reactors to be built in the US, with an aggregate investment value of at least US$80 billion, including near-term financing of long lead time items. Once constructed, the reactors are expected to generate reliable and secure power for the American grid, including powering significant data center and compute capacity to drive growth in artificial intelligence in the United States.

“We are pleased to see the US government make this commitment to expanding nuclear power capacity using Westinghouse’s proven technology. We expect that our highly successful partnership with Brookfield as owners of Westinghouse will be further strengthened through this strategic collaboration with the US Government,” said Tim Gitzel, CEO of Cameco. “At the center of this new partnership is value creation. When coupled with the May 23, 2025 Executive Orders, we believe the US Government’s participation in the partnership creates the right incentives to deploy its full suite of tools behind the construction of Westinghouse reactors, including financial, regulatory, policy and diplomatic support. That support is expected to drive additional value for the partnership and the many stakeholders who are expected to benefit from enhanced energy, national and climate security around the world.

“We expect that the new build commitments from the US will bolster broader confidence in the durable growth profile for nuclear power, and support increased demand for Westinghouse’s and Cameco’s products, services and technologies. This new partnership highlights the role that Westinghouse’s reactor technologies, based on fully designed, licensed and operating reactors, are expected to play in the planned expansion of nuclear capacity and diversification of global nuclear supply chains. Cameco remains well positioned as a secure and reliable supplier that can fuel the long-term reliable operation of Westinghouse’s technology in the US and globally.”

The launch of a nuclear power plant construction program is expected to accelerate growth in Westinghouse’s energy systems segment during the construction phase, along with its core fuel fabrication and reactor services business for the life of the reactors. Upon closing of the transaction and with financing facilitated by the US Government, Westinghouse plans to commence project execution and initiate orders for critical equipment with long lead times, which is expected to leverage the nuclear industry supply chains that were established during the construction of Vogtle units 3 and 4.

Cameco, as one of the world’s largest and most reliable suppliers of uranium and nuclear fuel services and components, is well-positioned with what is expected to be tremendous upside optionality to benefit from the continued expansion of nuclear power in the US and globally, through the anticipated acceleration of nuclear fuel demand growth as a result of this partnership.

Partnership Structure

Under the new strategic partnership, the US Government will be granted a participation interest (Participation Interest), which, once vested, will entitle it to receive 20% of any cash distributions in excess of US$17.5 billion made by Westinghouse after the granting of the Participation Interest. For the Participation Interest to vest, the US Government must make a final investment decision and enter into definitive agreements to complete the construction of new Westinghouse nuclear reactors in the US with an aggregate value of at least US$80 billion.

Additionally, in recognition of the anticipated acceleration of long-term value creation that the US Government is expected to help unlock by deploying its financial, regulatory, policy and diplomatic tools to support the objectives of the partnership, if, on or prior to January 2029 the Participation Interest has vested, and if the valuation in an initial public offering (IPO) of Westinghouse is expected to be US$30 billion or more at that time, the US Government will be entitled to require an IPO. Immediately prior to, or in connection with the IPO, the Participation Interest will directly or indirectly convert into a warrant, with a five-year term, to purchase equity securities equivalent to 20% of the public value of the IPO entity at the time of exercise after deducting US$17.5 billion from the public value.

Brookfield and Cameco acquired Westinghouse in November 2023. The partnership brought together Cameco’s expertise in the nuclear fuel supply chain with Brookfield’s recognized position as one of the world’s largest investors in energy generation technologies.

The transactions and other matters contemplated by the term sheet with the US Government are subject to, among other risks, the factors discussed below under Forward Looking Information. The expectation is that the US Government, Brookfield, Cameco and Westinghouse will negotiate and enter into definitive agreements replacing the binding term sheet, but, in the event such agreements are not reached, the term sheet will remain effective. The transactions are subject to obtaining required regulatory approvals and the satisfaction of other customary conditions.

Forward Looking Information

This news release includes statements and information about Cameco’s expectations for the future, which we refer to as forward-looking information. Forward-looking information is information that is not a historical fact. Words such as “guidance,” “expect,” “will,” “may,” “anticipate,” “plan,” “estimate,” “project,” “intend,” “should,” “can,” “likely,” “could,” “outlook” and similar expressions are intended to identify forward-looking information. Forward-looking information is based on Cameco’s current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: expectations regarding the acceleration of the global deployment of Westinghouse’s nuclear reactor technologies and reinvigoration of supply chains and the nuclear power industrial base in the US and abroad; expectations regarding the generation by the reactors of reliable and secure power for the American grid, including for data center and compute capacity; expectations regarding the US Government’s participation in the strategic partnership as a driver of additional value, including with respect to enhanced energy, national and climate security around the world; expectations regarding increased demand for Westinghouse’s and Cameco’s products; Cameco’s ability to fuel the long-term reliable operation of Westinghouse’s technology in the US and globally; expectations regarding the impact of the launch of a nuclear power plant construction program on the acceleration of growth in Westinghouse’s energy systems segment, core fuel fabrication and reactor services business; expectations regarding Westinghouse’s planned commencement of project execution; the anticipated acceleration of nuclear fuel demand growth as a result of the strategic partnership; expectations concerning the planned amount of investment in the construction of nuclear power reactors in the United States using Westinghouse nuclear technology; and expectations regarding the profit sharing mechanism involved in the strategic partnership and participation therein.

Material risks that could lead to different results include: risks related to developing and deploying the Westinghouse nuclear reactors; the anticipated timing of the strategic partnership, including any failure to obtain the required governmental clearances or third party consents required to close the strategic partnership or implement the profit sharing mechanism or the imposition of material conditions as a part of obtaining such clearances or consents and any failure of any other conditions to the strategic partnership or the implementation of the profit sharing mechanism; the inability of Westinghouse and the US Government to enter into definitive agreements relating to the strategic transaction or to effect their future obligations related to the transactions contemplated by the strategic partnership; the potential reliance on unrelated third parties for the placement of orders or other obligations related to the construction and deployment of the Westinghouse nuclear reactors; the potential reliance by the US government on unconventional funding mechanisms to effect any future commitments to purchase Westinghouse nuclear reactor technology; the availability of government funding and support for the transactions contemplated by the strategic partnership, including the ability of the executive branch of the US Government to obtain funding and support via the appropriations process or from other sources; the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed; following the execution of definitive transaction documents by the parties, the determination by the legislative, judicial or executive branches of the federal or any state government that any future funding commitments or other aspect of the transactions contemplated by the strategic partnership was or is not in compliance with law; the financial, tax and accounting assessment and treatment of the various obligations and commitments under the strategic partnership documentation, once executed; the continued demand for nuclear energy and the markets for nuclear energy more generally; future demand for nuclear energy; litigation, Congressional investigations, or investigations by other US or non-US authorities, related to the strategic transaction or otherwise; challenges associated with identifying alternate locations, sales channels and customers for the highly specialized nuclear products contemplated by the strategic transactions should the strategic partnership be altered or terminated; Cameco’s ability to effectively realize the anticipated benefits of the strategic transaction; the parties’ ability to comply with the broader legal and regulatory requirements and heightened scrutiny associated with government partnerships and contracts; changes in energy, artificial intelligence and other policies and priorities in US and foreign governments; fluctuations, variations and uncertainty in demand and pricing in the market for nuclear energy and artificial intelligence; potential adverse reactions or changes to business relationships resulting from the announcement, negotiation or execution of the strategic transaction; the complexities and uncertainties in developing and implementing new nuclear projects; macroeconomic conditions and geopolitical tensions and conflicts; risks associated with Westinghouse’s complex supply chain supporting its nuclear reactors, including from disruptions, delays, trade tensions and conflicts or shortages; volatility and uncertainty with respect to international trade policies; risks related to the development and use of the Westinghouse nuclear reactors, including product defects; potential security vulnerabilities in the Westinghouse nuclear reactors; and the risk of disputes between the parties to the strategic transaction.

In presenting the forward-looking information, Cameco has made material assumptions which may prove incorrect about: the success of the Westinghouse nuclear reactor technology and Westinghouse’s ability to construct and commence commercial operations at new large-scale nuclear power plants; the ability of Westinghouse and the US Government to enter into definitive agreements to effect their future obligations related to the transactions contemplated by the strategic partnership, including with respect to commitments to purchase Westinghouse nuclear reactor technology and to effect the profit sharing mechanic; the availability of government funding and support for the transactions contemplated by the strategic partnership, including any future commitments to purchase Westinghouse nuclear reactor technology; the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed; the financial, tax and accounting assessment and treatment of the various obligations and commitments under the strategic partnership documentation the continued demand for nuclear energy, and the growth of the markets for nuclear energy more generally; future demand for nuclear energy; the estimates and forecasts of Cameco’s cash position, results of operations and other financial and operational performance metrics; Westinghouse’s ability to make distributions to its partners; Westinghouse’s ability to mitigate operating risks and any disruptions, delays, trade tensions, conflicts or shortages; that there will not be any significant adverse consequences to the strategic partnership resulting from business disruptions or economic or political uncertainty; that the parties will comply with their obligations under the strategic partnership; and that Westinghouse will maintain protections against liability for nuclear damage.

Please also review the discussion in Cameco’s 2024 annual MD&A, 2025 second quarter MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from Cameco’s current expectations, and other material assumptions we have made. We will not necessarily update this information unless we are required to by securities laws.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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